SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2008

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2008 and 2007

TABLE OF CONTENTS

Page

INDEPENDENT AUDITOR'S REPORT                                                    3

FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits                                         4

Statement of Changes in Net Assets Available for Plan Benefits                                  5

Notes to the Financial Statements                                                       6

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)                                                                                                                                                12

INDEPENDENT AUDITOR'S REPORT

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statement of net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2008, and the related statement of changes in net assets available for plan benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.  The financial statements of the Plan as of and for the year ended June 30, 2007 were audited by other auditors whose report dated December 14, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Buckeye Retirement Plan as of June 30, 2008, and the changes in its net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year for the year ending June 30, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Watkins Uiberall

Memphis, Tennessee
December 22, 2008

BUCKEYE RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

June 30, 2008 and 2007

Assets

	2008	2007

Investments, at Fair Value
Participant-directed investments	$131,070,178	$145,763,678
Loans to participants	644,709	616,793
Total investments	131,714,887	146,380,471

Contribution Receivables
Employer	6,513,093	6,237,389
Due from broker for unsettled trades	10,308	1,989
Total receivables	6,523,401	6,239,378

Net assets available for plan benefits	$138,238,288	$152,619,849

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Year Ended June 30, 2008

Additions to Net Assets Attributed to:
Investment Income
Interest and dividends	$10,390,571
Participant loan interest	49,451
Contributions
Participant	5,003,822
Employer	7,622,808
Rollover	52,654
Total additions	23,119,306

Deductions from Net Assets Attributed to:
Net depreciation in fair value of investments	28,326,058
Benefits paid to participants	9,125,991
Deemed distributions of participant loans	839
Administrative expenses	47,979
Net decrease	(14,381,561)

Net Assets Available for Plan Benefits:
Beginning of the year	152,619,849

End of the year	$138,238,288

The accompanying notes are an integral part of the financial statements.

BUCKEYE RETIREMENT PLAN

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2008

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Buckeye Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provision.

General

The Plan is a defined contribution plan covering all full-time employees, as defined by the Plan, of Buckeye Technologies Inc. and its wholly owned subsidiaries (the “Company”).  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan provides for participant and employer contributions.  An employee is eligible to make employee deferral contributions to the Plan upon employment.  Participants may contribute 1% to 100% of pretax annual compensation, as defined in the Plan, subject to Internal Revenue Code limitations.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company’s contributions to the Plan are discretionary and are determined by the Company’s management.  A participant is eligible to share in the allocation of Company matching contributions upon employment.  Currently, the Company’s matching contribution to the Plan is 50% of each eligible participant’s applicable contributions, with a maximum matching contribution not to exceed either $2,000 or 2% of the participant’s annual compensation, as defined by the Plan.  A participant is eligible to receive Company foundation contributions if he or she has completed 1,000 hours of service either during the first twelve months of employment or during any subsequent Plan year.  Company foundation contributions are calculated based on a participant’s annual compensation and total number of service years, as defined by the Plan.  Currently, the minimum annual Company foundation contribution for each participant is 1.5% of eligible compensation, with a maximum foundation contribution not to exceed 11% of eligible compensation.

Participant Accounts

Each participant's account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Allocations are based on a participant’s earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.  Effective January 1, 2007, all investments in Buckeye Technologies Inc. common stock are participant-directed.  Participants direct the allocation of their investments among the options provided by the Plan through Fidelity Management Trust Company.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company matching portion of their accounts is based on years of service as follows:

Years of Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%

Vesting in the Company foundation portion of participant accounts is based on years of service as follows:
Years of Service	Percentage
0-2	0%
3	100%

A participant must complete 1,000 hours of service to obtain a year of service.

Forfeitures

If an employee terminates before his or her matching and non-elective contribution accounts have become fully vested, such portions are forfeited.  Participant forfeitures are first used to pay Plan expenses for the Plan year in which the forfeitures are to be allocated.  The remaining forfeitures are used to reduce any employer contribution.  For the year ending June 30, 2008, forfeitures totaled $1,651.

Payment of Benefits

On termination of service or retirement, the participant may elect to receive one lump-sum cash payment equal to the vested interest in his or her account, equal installment payments over a period of less than ten years, or some combination thereof.  However, if the total vested benefit for all accounts is less than $1,000, the participant will receive one lump-sum cash payment equal to the vested interest in his or her account.  Normal retirement age is 65.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 or their deferral contributions account balance, if less, up to a maximum equal to the lesser of their deferral contributions account balance or $50,000.  The loans are secured by the balance in the participant’s account and bear interest rates which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Death and Disability Benefits

Upon death or total and permanent disability prior to termination or retirement, the participant account becomes 100 percent vested, regardless of service years.  Depending on the recipient of the distribution and the source of the funds being distributed, as defined by the Plan, the participant (or beneficiary) receives a single lump-sum distribution or annuity payments of 100% of the account balance.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the plan are prepared using the accrual basis of accounting.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses, and the unrealized appreciation (depreciation) on those investments.

Investments which are traded in the over the counter markets are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.  Purchases and sales of securities are recorded on a trade date basis and dividends are recorded on the ex-dividend date.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Benefits are recorded when paid.

The Plan sponsor pays certain administrative expenses.

NOTE 3 – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100 percent vested in their accounts and Plan assets will be used solely to provide benefits for participants.

NOTE 4 – TAX STATUS

The Internal Revenue Service issued a determination letter dated November 5, 2002 stating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law.  The Plan has been amended since receiving the determination letter.  However, the plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, the plan administrator believes that the Plan was qualified and tax-exempt as of the financial statement date.

NOTE 5 – INVESTMENTS

The following table presents the fair values of investments.  Investments that represent 5 percent or more of the Plan’s net assets are separately identified.

Fair Value of Investments at December 31:

	2008	2007
Buckeye Technologies Inc. common stock	$13,947,469	$22,795,338
Mutual Funds:
Fidelity Diversified International Fund	15,506,219	16,516,929
Fidelity Retirement Money Market Portfolio	9,397,877	9,610,496
Fidelity Spartan U.S. Equity Index Fund	20,902,301	16,537,462
Neuberger Berman Genesis Fund	22,750,772	17,826,976
Davis New York Venture Fund, Inc.	18,579,039	12,779,639
Others (below 5% threshold)	29,986,501	49,696,838
	$131,070,178	$145,763,678

During 2008, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value as follows:

Mutual funds	$(18,087,526)
Buckeye Technologies Inc. common stock	(10,238,532)
$(28,326,058)

NOTE 6 – PARTY-IN-INTEREST

Certain plan investments are shares of mutual funds managed by Fidelity Investments Institutional Operations Company, Inc.  Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc. is the trustee as defined by the Plan and, therefore, these investment transactions qualify as party-in-interest transactions.  The Plan also invests in the common stock of the Plan sponsor.

Plan expenses that are paid directly by the Company also qualify as party-in-interest transactions.

NOTE 7 – SEPARATED PARTICIPANTS

At June 30, 2008, the Plan’s assets included approximately $12,660,665 of benefits allocated to participant accounts of former employees of the Plan sponsor.

NOTE 8 – CONCENTRATION OF MARKET RISK

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock.  This investment approximates 10% of the Plan’s net assets available for Plan benefits as of June 30, 2008.  As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets available for Plan benefits.

NOTE 9 – SUBSEQUENT EVENT

As a result of the economic climate in 2008, there was a material decline in the value of marketable securities held by the Plan.  The net decline in the market value of the mutual funds and common stock held by the Plan at year end amounted to approximately $37,649,285 at November 10, 2008.

In the Plan year ending June 30, 2009, the Plan will take corrective measures through the Department of Labor’s voluntary compliance program to rectify prior year plan participant contributions. Approximately $40,000 in contributions was overfunded to select participants over a five year period. The plan sponsor expects to have corrective measures, including plan earnings, to be completed prior to June 30, 2009.

NOTE 10 – RECONCILIATION TO FEDERAL FORM 5500

The differences between the amounts reported on Schedule H of the Federal Form 5500 “Annual Return/Report of Employee Benefit Plan” and the accompanying financial statements as of June 30, 2008 are as follows:

	Amount per	Amount per
Description	Financials	5500	Difference

Schedule H, Part II b (1)
Interest and dividends	$10,390,571	$391,769	$9,998,802

Schedule H, Part II b (4)
Net gain (loss) on sale of assets	-	(626,155)	626,155

Schedule H, Part II b (5)
Unrealized appreciation
(depreciation) of assets	(28,326,058)	(9,609,379)	(18,716,679)

Schedule H, Part II b (10)
Net investment gain (loss) from
registered investment companies	-	(8,088,724)	8,088,724

Schedule H, Part II e (1)
Benefit payments	(9,125,991)	(9,116,322)	(9,669)

Schedule H, Part II f
Corrective distribution	-	(12,667)	12,667
	$(27,061,478)	$(27,061,478)	$-

The above differences are due to the classification of items for financial statement presentation.

SUPPLEMENTAL SCHEDULE

BUCKEYE RETIREMENT PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

June 30, 2008

Form 5500 – Schedule H, Part IV Line 4i

Employer:  Buckeye Technologies Inc.
Plan #:  001
EIN:  62-1518973

(a)	(b)	(c)	(d)	(e)
	Identity of Issue
	Borrower, Lessor, or			Current
	Similar Party	Description	Cost	Value

*	Buckeye Technologies Inc.	Common Stock	**	$3,947,469
*	Fidelity Investments	Diversified International Fund	**	15,506,219
*	Fidelity Investments	Retirement Money Market Portfolio	**	9,397,877
*	Fidelity Investments	Puritan Fund	**	7,041,768
*	Fidelity Investments	Capital Appreciation Fund	**	2,414,755
*	Fidelity Investments	Freedom Income Fund	**	28,203
*	Fidelity Investments	Spartan U.S. Equity Index Fund	**	20,902,301
*	Fidelity Investments	Spartan Extended Market Index	**	204,513
*	Fidelity Investments	Freedom 2000 Fund	**	37,477
*	Fidelity Investments	Freedom 2005 Fund	**	133,472
*	Fidelity Investments	Freedom 2010 Fund	**	1,577,931
*	Fidelity Investments	Freedom 2015 Fund	**	2,988,690
*	Fidelity Investments	Freedom 2020 Fund	**	2,260,819
*	Fidelity Investments	Freedom 2025 Fund	**	1,387,305
*	Fidelity Investments	Freedom 2030 Fund	**	2,336,976
*	Fidelity Investments	Freedom 2035 Fund	**	1,301,685
*	Fidelity Investments	Freedom 2040 Fund	**	945,669
*	Fidelity Investments	Freedom 2045 Fund	**	89,377
*	Fidelity Investments	Freedom 2050 Fund	**	5,776

See independent auditor’s report.

BUCKEYE RETIREMENT PLAN

(HELD AT END OF YEAR) (continued)

June 30, 2008

	Neuberger Berman Funds	Genesis Fund **	22,750,772
	Davis Funds	New York Venture Fund, Inc. **	18,579,039
	Allianz Global Investors	CCM Capital Appreciation Fund **	3,340,069
	Allianz Global Investors	NFJ Dividend Value Instit Fund **	603,893
	PIMCO	Total Return Institutional Fund **	3,288,123
			$131,070,178

*	Participant loans	Loans to participants with interest rates ranging from 6.00% to 9.25%	$644,709

*	Indicates a party-in-interest

**	Records are maintained by the trustee on a fair market value basis; therefore,
	historical cost basis information is not available.

See independent auditor’s report.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:           /s/ Steven G. Dean
Steven G. Dean, Sr. Vice President and Chief Financial Officer

Date: December 30, 2008